CREDIT SUISSE GROUP Paradeplatz 8 CH-8070 Zurich	Phone +41 44 333 2700 Phone +41 44 333 2700 www.credit-.suisse.com urs.rohner@credit-suisse.com

April 28, 2006

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Group
Form 20-F for the Fiscal Year Ended December 31, 2004

Filed March 30, 2005

File No. 1-15244

Dear Ms. Blye:

Credit Suisse Group (the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 22, 2006 setting out comments with respect to its above-referenced Annual Report on Form 20-F (the “Comment Letter”). For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

General

1.

We note from public media reports that you may have operations associated with Cuba, Iran, North Korea, Sudan and Syria, which are identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction. In particular, we note a statement attributed to the company that Credit Suisse’s new policy will not affect current business relations its clients have in Cuba, Iran, North Korea, Sudan and Syria. Your Form 20-F does not contain any disclosure about operations associated with these countries. Please address the materiality of your contacts with these countries. Your response should describe your current, historical and anticipated operations in, and contacts with, Cuba, Iran, North Korea, Sudan and Syria, whether through subsidiaries, affiliates, joint ventures or other direct and indirect arrangements.

2.

In your materiality analysis, please discuss whether your operations or contacts constitute a material investment risk for your security holders. Please also address the impact on your business of any operational challenges or regulatory compliance challenges resulting from operations associated with state sponsors of terrorism.

3.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Cuba, Iran, North Korea, Sudan and Syria, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note from a public media report attributed to a company spokesman that Credit Suisse determined to wind down operations in these countries because of the geopolitical situation and as a result of internal risk assessment. We also note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, Dartmouth College and the University of California Board of Regents have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address both your internal risk assessment and the potential impact of the investor sentiment evidenced by the referenced legislative and educational institution actions directed toward companies operating in these countries.

Response to Comments

The Group is a global financial services company domiciled in, and organized under the laws of, Switzerland. The Group operates in the United States through the New York branch and representative offices in Miami and New York of Credit Suisse, the Group’s Swiss bank subsidiary, and its U.S. non-bank subsidiaries, including Credit Suisse (USA), Inc., a reporting company under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Credit Suisse Securities (USA) LLC, a broker-dealer registered under the Exchange Act, as well as other broker-dealer and registered investment adviser subsidiaries. The Group operates outside the United States through its head office in Zurich, Switzerland, the non-U.S. branches and

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representative offices of Credit Suisse and its non-U.S. subsidiaries. The Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States. Those financial statements are denominated in Swiss francs (“CHF”).

As described in more detail below, the Group does not believe that its business activities and interests in and dealings with Iran, Syria, Sudan, Cuba and North Korea (collectively, the “Sanctioned Countries”), either individually or in the aggregate, are material to its overall business, nor does the Group believe they constitute a material investment risk for its security holders, notwithstanding that the Sanctioned Countries have been identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction. The Group has considered both quantitative and qualitative factors in reaching this conclusion.

In addition, the Group has implemented policies and procedures designed to ensure that members of the Group comply with applicable U.S. law to the extent that they are subject to such law. The Group also has policies and procedures in place generally designed to ensure compliance by its worldwide operations with embargoes or further restrictions imposed by other nations, including Switzerland.

The Group has disclosed, in its Annual Report on Form 20-F for the year ended December 31, 2005, which was filed with the Commission on March 31, 2006 (the “2005 Form 20-F”), the nature of its activities with Sanctioned Countries to highlight for the benefit of investors risks associated therewith or with compliance with the rules and regulations of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). A copy of that disclosure is attached hereto as Annex A.

In considering the questions raised by the Staff, the Group has applied disclosure-based standards of materiality derived from case law and previously detailed guidance provided by representatives of the Staff in connection with the process that ultimately led to the establishment of the Office of Global Security Risk.

Background

The Group takes its obligations to prevent money laundering and terrorist financing very seriously. The Group has policies, procedures and training intended to ensure that its employees understand the Group’s criteria for when a client relationship or business should be evaluated as a higher risk for the Group. As part of its continuing evaluation of risk, the Group has determined to limit the amount of, or exit, as deemed appropriate, business with counterparties in, or directly relating to, the Sanctioned Countries as well as Myanmar. In addition, the Group generally does not intend to enter into any new client relationships with Sanctioned Country clients. In connection therewith, the Group is again reviewing its aforementioned policies and procedures to ensure continuing compliance with applicable law.

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In 2004 and 2005, the Group’s business activities with Sanctioned Country counterparties included: arranging financing for import-export contracts of multinational entities, primarily Swiss corporations; client commodity trading; correspondent banking services to banks located in Sanctioned Countries; and private banking services for clients domiciled in Sanctioned Countries. The Group also has a limited number of insurance contracts directly involving clients domiciled in the Sanctioned Countries, as well as limited cargo insurance for imports into Sanctioned Countries. Less than 0.1% of the Group’s total client accounts relate to Sanctioned Countries and, of those, more than 95% are private client accounts. The Group has a small representative office in Tehran, Iran, which it has decided to close, but does not have offices in any of the other Sanctioned Countries. The Group currently anticipates that a substantial portion of its outstanding agreements and commitments with counterparties in, or directly relating to, Sanctioned Countries will terminate by the end of 2006, although certain existing private banking relationships and long-term outstanding agreements and commitments will continue on a limited and controlled basis. More detailed information with respect to the Group’s activities relating to each of the Sanctioned Countries is set forth below.

Quantitative Considerations

The Group believes that, on a quantitative basis as the data below indicate, its business activities with counterparties domiciled in, or its transactions directly relating to, the Sanctioned Countries are not material to its business and that those activities with respect to such countries do not represent, either individually or in the aggregate, a material risk to the Group’s results of operations and financial condition, or a material investment risk for security holders. Based on the Group’s internal management information systems, the table below shows estimates, as of and for the years ended December 31, 2005 and 2004, of (i) the Group’s consolidated net revenues, loans (net of allowance for loan losses) and client assets; (ii) the percentage of such amounts that relate to the Sanctioned Countries on an aggregate basis; and (iii) the percentage of such aggregate Sanctioned Country total represented by each of Iran, Syria, Sudan, Cuba and North Korea.

	Group Consolidated Total	Aggregate Sanctioned Countries as a % of Group Consolidated Total	Percentage of Aggregate Sanctioned Country Total Represented by Individual Sanctioned Countries
	(in CHF millions)		Iran	Syria	Sudan	Cuba	N. Korea
2005
Net revenues	60,632	Less than 0.1%	70%	27%	2%	1%	--
Net loans	205,671	Less than 0.5%	99%	1%	--	--	--
Client assets	1,660,300	Less than 0.5%	34%	65%	1%	--	--
2004

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Net revenues	55,139	Less than 0.1%	81%	18%	1%	--	--
Net loans	184,399	Less than 0.5%	98%	2%	--	--	--
Client assets	1,395,100	Less than 0.6%	27%	73%	--	--	--

The Group believes that, collectively, its business activities with counterparties in, or its transactions directly relating to, the Sanctioned Countries are not material to its business. Most of those activities relate to Iran and Syria, with Sudan, Cuba and North Korea representing a negligible portion. The Group expects net revenues from, net loans to and client assets of counterparties in, or directly relating to, Sanctioned Countries to be even lower by the end of 2006, since a substantial portion of its outstanding agreements and commitments with such clients are expected to terminate by that time. A limited number of these agreements and commitments, however, have terms of several years or more.

Group Operations in Sanctioned Countries

The tables below describe the various products and services that the Group provided in 2004 and 2005 to clients in the Sanctioned Countries, to nationals of those countries resident elsewhere or otherwise directly involving the Sanctioned Countries. In the first quarter of 2006, the Group announced its decision to impose further limitations and restrictions on, or exit, as deemed appropriate, its activities in connection with the Sanctioned Countries, which are also described below. To the extent the Group continues to permit such activities, they will be conducted in a limited and controlled manner to ensure compliance with all relevant regulations, including OFAC regulations.

Iran

Products and Services provided in 2004 and 2005	Limitations Imposed in the First Quarter of 2006

•   Private banking wealth and asset management services to clients located in Iran

•   Financing for import/export contracts, primarily for Swiss corporate clients and other multinational entities, and client commodity trading

•   Correspondent banking services to governmental and private banks located in Iran

•   Limited insurance contracts directly involving clients domiciled in Iran, as well as limited cargo insurance for imports into Iran

•   Decided to close Tehran representative office

•   Termination of all relationships with corporate, governmental and banking institution clients of the Group’s banking business located in Iran and no financing of import/export contracts, subject to completion of contractual obligations (a substantial portion of which terminate by the end of 2006)

•   For private clients domiciled in Iran, no entry into contracts with new clients, and maintain existing relationships subject to certain limitations (e.g., caps on aggregate net new asset inflows and no relationships with politically exposed persons (“PEPs”))

•   Senior management (including the Group’s General Counsel (the “GC”) and the Group’s Chief Risk Officer (the “CRO”)) to evaluate any potential limited exceptions; criteria to be considered will include background of the client and business purpose (e.g., humanitarian aid)

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Syria

Products and Services provided in 2004 and 2005	Limitations Imposed in the First Quarter of 2006

•   Private banking wealth and asset management services to clients located in Syria

•   Financing for import/export contracts, primarily for Swiss corporate clients and other multinational entities, and client commodity trading

•   Correspondent banking services to governmental and private banks located in Syria

•   Limited insurance contracts directly involving clients domiciled in Syria, as well as limited cargo insurance for imports into Syria

•   Termination of all relationships with corporate, governmental and banking institution clients of the Group’s banking business located in Syria and financing of import/export contracts only in strict compliance with OFAC regulations, subject to completion of contractual obligations (a substantial portion of which terminate by the end of 2006)

•   For private clients domiciled in Syria, no entry into contracts with new clients, and maintain existing relationships subject to certain limitations (e.g., caps on aggregate net new asset inflows and no relationships with PEPs)

•   Senior management (including the GC and CRO) to evaluate any potential limited exceptions; criteria to be considered will include background of the client and business purpose (e.g., humanitarian aid)

Sudan

Products and Services provided in 2004 and 2005	Limitations Imposed in the First Quarter of 2006

•   Private banking wealth and asset management services to clients located in Sudan

•   Correspondent banking services to governmental and private banks

•   Limited insurance contracts directly involving clients domiciled in Sudan, as well as limited cargo insurance for imports into Sudan

•   Termination of all relationships with private, corporate, governmental and banking institution clients of the Group’s banking business located in Sudan

•   Senior management (including the GC and CRO) to evaluate any potential limited exceptions; criteria to be considered will include background of the client and business purpose (e.g., humanitarian aid)

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Cuba

Products and Services provided in 2004 and 2005	Limitations Imposed in the First Quarter of 2006

•   Private banking wealth and asset management services to Cuban nationals wherever located and clients located in Cuba

•   Limited insurance contracts directly involving clients who are nationals of, and clients domiciled in, Cuba

•   Termination of all relationships with Cuban nationals or clients located in Cuba of the Group’s banking business

•   Senior management (including the GC and CRO) to evaluate any potential limited exceptions; criteria to be considered will include background of the client and busin ess purpose (e.g., humanitarian aid)

North Korea

Products and Services provided in 2004 and 2005	Limitations Imposed in the First Quarter of 2006

•   Private banking wealth and asset management services to clients located in North Korea

•   Export finance services for one client based in Switzerland

•   Correspondent banking services to governmental and private banks in 2004; no such services provided in 2005

•   Limited insurance contracts directly involving clients domiciled in North Korea

•   Termination of all relationships with private, corporate, governmental and banking institution clients of the Group’s banking business domiciled in North Korea, no financing of export contracts, subject to completion of contractual obligations (a substantial portion of which terminate by mid-2006)

•   Senior management (including the GC and CRO) to evaluate any potential limited exceptions; criteria to be considered will include background of the client and business purpose (e.g., humanitarian aid)

Qualitative Considerations

On the basis of qualitative factors, including principally the impact of the Group’s activities in the Sanctioned Countries on the Group’s results of operations, financial condition, share value and reputation, the Group does not believe that those activities are material to the Group. The Group also does not believe that they would have a material influence on a reasonable investor’s decision to invest in the Group’s shares, nor that they pose a material investment risk for its security holders. The Group does not believe that investors in the shares of a non-U.S. company headquartered in Switzerland with a long history of international dealings and extensive involvement in providing financial services to a broad international client base, like the Group’s, would find it unusual that the Group has historically had some very limited activities in the Sanctioned Countries. As noted above, the Group has disclosed, in the 2005 Form 20-F, its activities in these countries to highlight any risks

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associated therewith or with OFAC compliance. In addition, both the 2005 Form 20-F and the Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 include numerous risk factors relating to the multinational nature of the Group’s operations. The Group respectfully submits that having some modicum of business activity in the Sanctioned Countries is not uncommon among its peer European and Asian competitors – many of which are listed in the United States – and likely represents the norm rather than the exception for that group. Indeed, unlike many of its competitors, the Group has announced that it intends to substantially exit its activities in the Sanctioned Countries, with limited exceptions.

The Group regularly reviews its activities and updates its compliance policies and systems to reflect legal obligations and its current business activities. The Group believes that, with regard to the Sanctioned Countries, its procedures and controls are sufficient to make remote the risks of a violation of U.S. or Swiss laws relating to anti-money laundering or anti-terrorist financing initiatives and applicable sanctions programs or otherwise that would create a material investment risk for its security holders. The Group generally treats its Sanctioned Country clients as high-risk clients from a risk management perspective, including under its anti-money laundering and anti-terrorist financing programs. As a result of this classification, the Group maintains policies calling for heightened scrutiny of these clients and their activities, in particular to protect against the Group’s systems being used to facilitate money laundering or terrorist financing activities. The Group notes, however, that there are inherent limitations to the effectiveness of any procedures or controls, including the possibility of human error and the circumvention or overriding of the relevant controls and procedures. Accordingly, even an effective compliance system cannot completely eliminate the possibility that a violation may occur. In connection with any such violation or suspected violation, the Group takes appropriate steps to investigate and address the situation, including strengthening its policies where necessary, informing appropriate regulatory authorities and making appropriate regulatory filings (including, if appropriate, a voluntary disclosure to OFAC or a Suspicious Activity Report).

The Group is aware of the state legislation that was referenced in the Comment Letter. The Group has taken note that Harvard University, Stanford University, Yale University, Dartmouth College and the University of California Board of Regents, as well as some U.S. states, have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. As part of considering the impact of those initiatives on the Group, based on an analysis of shareholder and beneficial ownership information available to it, the Group believes that U.S. pension funds and universities currently collectively own less than 10% of the Group’s outstanding shares, although that estimate is subject to significant uncertainty in that many of the Group’s shareholders hold their shares through nominees. The Group has no indication of investment (including divestment) activity of such institutions related to its shares other than in the ordinary course of business. Therefore, the Group does not believe that the initiatives referenced in the Staff’s Comment Letter have any actual or potential material impact on the Group’s

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business or financial condition. The Group does, however, recognize that some investors or potential investors may have or come to have the sentiments to which the Staff refers, and it respects those views.

Conclusion

For the reasons stated above, the Group does not have any reason to conclude that its existing shareholders or potential new investors, taken as a whole, consider or would consider its involvement in these countries as a factor that materially adversely affects the Group’s reputation or share value, or has the potential to materially adversely affect its results of operations or financial condition. The Group notes, for example, that its share price has increased since the media coverage of its decision to limit new business (but to retain certain existing relationships) in the Sanctioned Countries. In addition, while the Group’s relationships in all the Sanctioned Countries are extremely limited, its relationships with clients in Sudan, the principal focus of much of the state legislation and university policies, are so limited as to be negligible relative to the Group’s activities as a whole.

Notwithstanding that the Sanctioned Countries have been identified as state sponsors of terrorism by the U.S. Department of State and are, to varying degrees, subject to economic sanctions administered by OFAC, the Group does not believe that its business activities and interests in and dealings with the Sanctioned Countries, either individually or in the aggregate, are material to its overall business, nor does the Group believe they constitute a material investment risk for its security holders, taking both quantitative and qualitative factors into account.

*             *             *             *             *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact the undersigned at 011-41-44-333-2700.

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Very truly yours,

CREDIT SUISSE GROUP

/s/ Tobias Guldimann	/s/ Urs Rohner
Tobias Guldimann Member of the Executive Board Chief Risk Officer	Urs Rohner Member of the Executive Board General Counsel

cc:	Oswald J. Grubel
Chief Executive Officer
Credit Suisse Group

James Lopez, Esq.
U.S. Securities and Exchange Commission

Craig B. Brod, Esq.
David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP

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Annex A

Excerpt from the Group’s Annual Report on Form 20-F for the year ended December 31, 2005:

In recent years, a major focus of US policy and regulation relating to financial institutions has been to combat money laundering and terrorist financing. Laws and regulations applicable to the Group and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, verify the identity of customers and comply with economic sanctions. The Group’s failure to maintain and implement adequate programs to combat money laundering and terrorist financing, and violations of such economic sanctions, laws and regulations, could have serious legal and reputational consequences for the Group.

The Group takes its obligations to prevent money laundering and terrorist financing very seriously, while appropriately respecting and protecting the confidentiality of clients. The Group has policies, procedures and training intended to ensure that its employees know the Group’s customers and understand the Group’s criteria for when a client relationship or business should be evaluated as higher risk for the Group. As part of its continuing evaluation of risk, in the first quarter of 2006, the Group determined to limit the amount of business with counterparties in, or directly relating to, Cuba, Iran, Myanmar, North Korea, Sudan and Syria, which the Group expects to become even more limited over time. The Group’s business with such counterparties includes arranging financing for import-export contracts of primarily Swiss corporates and other multinational entities and client commodity trading. Other business activities include correspondent banking services to banks located in such countries and private banking services for nationals of, and clients domiciled in, such countries. The Group has a small representative office in Tehran, Iran.

The US State Department has designated such countries as state sponsors of terrorism, and US law generally prohibits US persons from doing business with such countries. The Group is aware of initiatives by governmental entities and institutions in the US to adopt rules, regulations or policies prohibiting transactions with or investments in entities doing business with such countries. The Group is a Swiss-domiciled organization and its activities with respect to such countries are subject to policies and procedures designed to ensure that US persons are not involved and otherwise comply with applicable laws and regulations. The Group does not believe its business activities with counterparties in, or directly relating to, such countries are material to its business, and such activities represented a very small part of total assets as of December 31, 2005 and total revenues for the year ended December 31, 2005.

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